August 2, 2024

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, California 90212

       Re: Kennedy-Wilson Holdings, Inc.
           Form 10-K for the fiscal year ended December 31, 2022
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-33824
Dear Justin Enbody:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   In Ku Lee